Exhibit 99.1

Ku6 Media Reports Unaudited Financial Results

For the Fourth Quarter and Full Year of Fiscal Year 2015

BEIJING, China, January 21, 2016 — Ku6 Media Co., Ltd. (“Ku6 Media” or the “Company,” NASDAQ: KUTV), a leading internet video company focused on User Generated Content (“UGC”) in China, today announced its unaudited financial results for the fourth quarter and year ended December 31, 2015.

Fourth Quarter 2015 Highlights

•                      Total revenues were US$3.72 million (RMB23.79 million) in the fourth quarter of 2015, as compared to total revenues of US$2.45 million in the third quarter of 2015 and US$3.47 million in the fourth quarter of 2014.

•                      Net profit was US$0.08 million (RMB0.53 million) in the fourth quarter of 2015, as compared to a net loss of US$0.64 million in the third quarter of 2015 and US$0.04 million in the fourth quarter of 2014.

•                      Basic and diluted profit per ADS was US$0.00 (RMB0.01) in the fourth quarter of 2015, as compared to basic and diluted loss per ADS of US$0.01 in the third quarter of 2015 and US$0.00 in the fourth quarter of 2014.

•                      Cash and cash equivalents were US$7.70 million as of December 31, 2015.

•                      Net cash used in operating activities was US$0.22 million (RMB1.42 million) in the fourth quarter of 2015, as compared to net cash used in operating activities of US$0.32 million in the third quarter of 2015 and net cash provided by operating activities of US$1.60 million in the fourth quarter of 2014.

Fiscal year 2015 Highlights

•                      Total revenues were US$10.91 million (RMB68.61 million) in 2015, as compared to total revenues of US$8.58 million in 2014.

•                      Net loss was US$2.05 million (RMB12.77 million) in 2015, as compared to a net loss of US$10.73 million in 2014.

•                      Basic and diluted loss per ADS was US$0.04 (RMB0.27) in 2015, as compared to basic and diluted loss per ADS of US$0.23 in 2014.

•                      Net cash used in operating activities was US$1.46 million (RMB8.92 million) in 2015, as compared to net cash used in operating activities of US$5.21 million in 2014.

(1)         The reporting currency of the Company is the United States dollar (“U.S. dollar”), but solely for the convenience of the reader, the amounts of Renminbi (“RMB”) presented throughout the release were calculated at the rate of US$1.00=RMB6.4778, representing the noon buying rate as of December 31, 2015 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. This convenience translation is not intended to imply that the U.S. dollar amounts could have been, or could be, converted, realized or settled into RMB at that rate on December 31, 2015 or at any other rate.

Recent Business Developments

New strategy in virtual reality

In the fourth quarter of 2015, management included virtual reality (“VR”) as part of the Company’s development strategies. In this regard, the Company has established a VR community on its website and its video social communities will serve as the core platform for users to experience this state-of-the-art technology. The Company is targeting a goal of becoming a leading VR content provider in the internet video industry.

For development of its VR community, management has started to look for investment opportunities in VR-related companies globally and the Company is negotiating with VR entities world-wide for potential M&A transactions and business cooperation opportunities.

Management Comments

Mr. Feng Gao, Chief Executive Officer of Ku6 Media, commented, “The fourth quarter of 2015 has marked a milestone in Ku6’s history, as we achieved our first quarterly break-even and determined Ku6’s new strategy for the years ahead, which is to become a leading virtual reality internet content provider. We have established a VR community during our fourth quarter of 2015, and started to negotiate with international VR entities for further cooperation. In addition, we also see great potential to use VR technology in advertising and operating video social communication businesses with an eye on improved user experience. I believe Ku6 will have an exciting year in 2016.”

Fourth quarter 2015 Financial Results

Total revenues were US$3.72 million in the fourth quarter of 2015, representing an increase of 51.8% from US$2.45 million in the third quarter of 2015 and an increase of 7.2% from US$3.47 million in the fourth quarter of 2014. The Company reported higher revenues due to increased volume from its advertising partners compared to the third quarter of 2015.

Cost of revenues was US$1.78 million in the fourth quarter of 2015, representing a decrease of 13.2% from US$2.05 million in the third quarter of 2015 and a decrease of 25.6% from US$2.39 million in the fourth quarter of 2014.

The decrease of US$0.61 million, or 25.6% in cost of revenues, as compared to the fourth quarter of 2014, was primarily due to (a) a decrease in bandwidth costs by US$0.26 million as the Company optimized bandwidth efficiency in 2015; (b) certain fixed assets were fully depreciated and there were no related depreciation expenses recorded in the fourth quarter of 2015, while depreciation expenses of these assets were US$0.18 million in the fourth quarter of 2014. These factors also contributed to the decrease from the third quarter of 2015.

Gross profit was US$1.94 million in the fourth quarter of 2015, as compared to US$0.40 million in the third quarter of 2015 and US$1.08 million in the fourth quarter of 2014.

Operating expenses were US$1.84 million in the fourth quarter of 2015, as compared to US$1.01 million in the third quarter of 2015, representing an increase of 82.2%. Operating expenses reflected an increase of 53.3% from US$1.20 million in the fourth quarter of 2014.

The increase of US$0.64 million or 53.3% in operating expenses, as compared to the fourth quarter of 2014, was mainly attributed to an increase of marketing expenses by US$0.63 million as the Company added resources to motivate the advertising revenues in the fourth quarter of 2015. This also contributed to the increase in operating expenses from the third quarter of 2015.

Operating profit was US$0.11 million in the fourth quarter of 2015, as compared to operating loss of US$0.61 million in the third quarter of 2015 and operating loss of US$0.12 million in the fourth quarter of 2014.

Net profit was US$0.08 million in the fourth quarter of 2015, as compared to net loss of US$0.64 million in the third quarter of 2015 and net loss of US$0.04 million in the fourth quarter of 2014.

Net profit per basic and diluted ADS was US$0.00 in the fourth quarter of 2015, as compared to net loss per basic and diluted ADS of US$0.01 in the third quarter of 2015 and US$0.00 in the fourth quarter of 2014. Weighted average ADSs used to calculate basic and diluted net loss per ADS were 47.7 million in the fourth quarter of 2015, 47.7 million in the third quarter of 2015 and 47.6 million in the fourth quarter of 2014.

Fiscal year 2015 Financial Results

Total revenues were US$10.91 million in 2015, compared to US$8.58 million in 2014. The Company reported higher revenues in 2015 due to increased volume from its advertising partners compared to the year 2014.

Cost of revenues was US$8.04 million in 2015, representing 73.7% of total revenues, as compared to US$12.14 million, or 141.5% of revenues, in 2014.

The cost of revenues decreased by US$4.10 million or 33.8% in 2015 as a result of (1) a decrease in bandwidth costs by US$1.49 million as the Company optimized bandwidth efficiency in 2015; (b) a decrease in content costs of US$0.53 million as there being few content costs incurred in 2015; and (c) a decrease in staff costs by US$1.32 million as a result of headcount reductions in 2014.

Gross profit was US$2.86 million in 2015, as compared to a gross loss of US$3.56 million in 2014.

Operating expenses were US$5.03 million in 2015 as compared to US$9.42 million in 2014. The operating expenses significantly decreased by US$4.39 million or 46.6% in 2015 as a result of (a) a decrease of staff costs by US$2.62 million as a result of headcount reductions in mid 2014; (b) a decrease of office rental expenses by US$0.49 million as the Company reduced office space since the second quarter of 2015, and (c) a bad debt expenses of US$0.99 million incurred in 2014 compared to no such costs in 2015.

Operating loss was US$2.16 million in 2015 as compared to US$12.97 million in 2014.

Net loss was US$2.05 million in 2015 as compared to US$10.73 million in 2014.

Net loss per basic and diluted ADS was US$0.04 in 2015 as compared to US$0.23 in 2014. Weighted average ADSs used to calculate basic and diluted net loss per ADS were 47.7 million in 2015 and 47.5 million in 2014.

Balance Sheet Highlights

As of December 31, 2015, the Company had US$7.70 million in cash and cash equivalents, as compared to US$4.38 million as of December 31, 2014. The increase was primarily attributable to a loan of RMB30 million (equals to US$4.84 million at the transaction date) extended from Mr. Xudong Xu, our previous significant shareholder in March 2015. On May 12, 2015, following our change of ownership, the RMB30 million loan was assumed by Shanda Computer (Shanghai) Co., Ltd (“Shanda Computer”), a wholly-owned subsidiary of Shanda Interactive Entertainment Limited.

Liquidity and Going Concern

Substantial doubt exists as to the Company’s ability to continue as a going concern, primarily due to (a) uncertainties associated with the amount of and growth in revenues from (i) an advertising agency agreement with Huzhong, the Company’s new third party advertising agent since late August 2014, (ii) other sources; and; (b) uncertainties as to the availability and timing of additional financing with terms acceptable to the Company.

The unaudited consolidated financial information included in this news release do not include any adjustments that might result from the outcome of these uncertainties and were prepared on the basis of a going concern which contemplates that the Company will be able to realize assets and discharge liabilities in the normal course of business.

Subsequent events

On January 8, 2016, the Company repaid RMB1.95 million to Shanda Computer, regarding the loan agreement signed in 2015 with original total principal of RMB30 million. After the repayment, the principal payable balance to Shanda Computer regarding the loan agreement decreased to RMB28.05 million.

In addition, on January 5, 2016, the Company entered into a new loan agreement with Shanda Technology Overseas Capital Company Limited (“Shanda Technology”), pursuant to which Shanda Technology agreed to provide a loan of US$0.3 million to the Company, which the Company has received.

About Ku6 Media Co., Ltd.

Ku6 Media Co., Ltd. (NASDAQ: KUTV) is a leading internet video company in China focused on User Generated Content (“UGC”). Through its premier online brand and online video website, www.ku6.com, Ku6 Media provides online video uploading and sharing services, video reports, information and entertainment in China. For more information about Ku6 Media, please visit http://ir.ku6.com.

Forward-looking Statements

This news release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “believes,” “could,” “expects,” “may,” “might,” “should,” “will,” or “would,” and by similar statements. Forward-looking statements are not historical facts, but instead represent only the Company’s beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of its control. It is possible that the Company’s actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Some of the risks and important factors that could affect the Company’s future results and financial condition include: continued competitive pressures in China’s internet video portal market; changes in technology and consumer demand in this market; the risk that Ku6 Media may not be able to control its expenses in the future; regulatory changes in China with respect to the operations of internet video portal websites; the ability of the Company to consistently derive revenues from its renewed agreement with Huzhong; the success of Ku6 Media’s ability to sell advertising and other services on its websites; and other risks outlined in the Company’s filings with the Securities and Exchange Commission, including the Company’s annual report on Form 20-F. Ku6 Media does not undertake any obligation to update this forward-looking information, except as required under law.

Contact:

For further information, please contact:

At the Company:

Ms. Wendy Xuan

Investor Relations Manager
Telephone: +86 10 5758 6819
ir@ku6.com

Investor Relations:

The Equity Group Inc.

Ms. Katherine Yao,

Senior Associate

Telephone: +86 10 6587 6435

kyao@equityny.com

Ku6 Media Co., Ltd.

Consolidated Balance Sheets

(Amounts in thousands, except for number of shares)	December 31, 2014 US$	December 31, 2015 US$	December 31, 2015 RMB
		(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	4,380	7,698	49,866
Accounts receivable, net	114	91	592
Accounts receivable due from related parties	1	12	78
Prepaid expenses and other current assets	490	528	3,418
Other receivables due from related parties	3	—	—
Total current assets	4,988	8,329	53,954
Non-current assets:
Property and equipment, net	294	515	3,333
Investment in equity affiliate	—	169	1,092
Deposits and other non-current assets	348	—
TOTAL ASSETS	5,630	9,013	58,379

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	3,076	2,824	18,294
Accounts payable due to related parties	710	913	5,911
Accrued expenses and other current liabilities	5,980	5,690	36,856
Related party loan payable	—	4,631	30,000
Other payables due to related parties	—	253	1,641
Total liabilities	9,766	14,311	92,702

Shareholders’ deficit:
Ordinary shares (US$0.00005 par value; 12,000,000,000 shares authorized; 4,763,360,860 and 4,771,610,860 shares issued and outstanding as of December 31, 2014 and 2015, respectively)	238	239	1,545
Additional paid-in capital	184,538	185,094	1,199,000
Accumulated deficit	(187,096)	(189,147)	(1,225,257)
Accumulated other comprehensive loss	(1,816)	(1,484)	(9,611)
Total shareholders’ deficit	(4,136)	(5,298)	(34,323)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	5,630	9,013	58,379

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Ku6 Media Co., Ltd.

Consolidated Statements of Operations

(Amounts in thousands,	For the Three Months Ended								For the Twelve Months Ended
except for number of shares and ADS and per share and per ADS data)	December 31, 2014 US$		September 30, 2015 US$		December 31, 2015 US$		December 31, 2015 RMB		December 31, 2014 US$		December 31, 2015 US$		December 31, 2015 RMB
	(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)				(Unaudited)		(Unaudited)
Revenues:
Third parties	2,519		2,413		3,642		23,541		4,267		10,787		68,355
Related parties	946		40		81		251		4,317		121		251
Total revenues	3,465		2,453		3,723		23,792		8,584		10,908		68,606

Cost of revenues:
Third parties	2,147		1,835		1,780		11,374		11,231		7,387		46,333
Related parties	239		215		—		—		910		657		4,101
Total cost of revenues	2,386		2,050		1,780		11,374		12,141		8,044		50,434

Gross profit / (loss)	1,079		403		1,943		12,418		(3,557)		2,864		18,172

Operating expenses:
Product development	8		—		—		—		1,385		—		—
Sales and marketing	175		288		1,053		6,729		942		1,805		11,419
General and administrative	1,020		722		782		4,999		7,088		3,223		20,213
Total operating expenses	1,203		1,010		1,835		11,728		9,415		5,028		31,632

Operating profit/(loss)	(124)		(607)		108		690		(12,972)		(2,164)		(13,460)

Interest income	12		52		60		384		47		187		1,181
Other income/expenses	73		5		(2)		(11)		745		204		1,257
Interest expense - related party loan	—		(79)		(78)		(498)		—		(261)		(1,640)
Gain from disposal of equity interest in affiliates	—		—		—		—		1,452		—		—
Equity in loss of affiliate	—		(12)		(5)		(34)		—		(17)		(107)
Profit/(loss) before income tax benefit	(39)		(641)		83		531		(10,728)		(2,051)		(12,769)

Income tax benefit	—		—		—		—		—		—		—

Net profit/(loss)	(39)		(641)		83		531		(10,728)		(2,051)		(12,769)

Loss per share - basic and diluted
Net profit/(loss)	US$	(0.00)	US$	(0.00)	US$	0.00	RMB	0.00	US$	(0.00)	US$	(0.00)	RMB	(0.00)
Weighted average shares used in per share calculation — basic/diluted	4,763,369,860		4,771,610,860		4,771,610,860		4,771,610,860		4,746,450,872		4,767,742,804		4,767,742,804

Loss per ADS - basic and diluted
Net profit/(loss)	US$	(0.00)	US$	(0.01)	US$	0.00	RMB	0.01	US$	(0.23)	US$	(0.04)	RMB	(0.27)
Weighted average ADSs used in per ADS calculation — basic/diluted	47,633,609		47,716,109		47,716,109		47,716,109		47,464,509		47,677,428		47,677,428

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Ku6 Media Co., Ltd.

Consolidated Statements of Cash Flows

	For the Three Months Ended				For the Twelve Months Ended
	December 31, 2014	September 30, 2015	December 31, 2015	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2015
(Amounts in thousands)	US$	US$	US$	RMB	US$	US$	RMB
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net profit/(loss)	(39)	(641)	83	531	(10,728)	(2,051)	(12,769)

Share-based compensation expenses	144	78	69	445	601	282	1,827
Depreciation and amortization	199	73	263	1,702	1,048	555	3,595
Equity in loss of affiliated company	—	12	5	35	—	17	110
Bad debt provision	—	—	—	—	988	—	—
Gain on derecognition of aged operating liabilities	—	—	—	—	(207)	(14)	(91)
Exchange losses/(gains)	84	56	52	341	225	(367)	(2,377)
Gain on disposal of property and equipment	—	(24)	(1)	(7)	—	(115)	(745)
Gain from disposal of equity interest in affiliates	—	—	—	—	(1,452)	—	—
Changes in assets and liabilities, net of acquisitions and dispositions:
Accounts receivable	20	86	(7)	(45)	(1,037)	23	149
Prepaid expenses and other current assets	32	(116)	42	274	(104)	(38)	(246)
Amount due from related parties	816	(22)	14	90	6,564	(11)	(71)
Deposits and other non-current assets		—	—	—	(9)	348	2,254
Accounts payable	(10)	(351)	(341)	(2,208)	(676)	(252)	(1,632)
Accrued expenses and other current liabilities	123	642	(26)	(171)	(1,207)	(290)	(1,879)
Amount due to related parties	231	(108)	(372)	(2,410)	784	456	2,954
Net cash provided by (used in) operating activities	1,600	(315)	(219)	(1,423)	(5,210)	(1,457)	(8,921)
Cash flows from investing activities:
Purchases of property and equipment	—	(1)	(2)	(12)	(210)	(16)	(104)
Proceeds from disposal of property and equipment	—	24	1	7	2	115	745
Repayment of loans from related parties controlled by Shanda	—	—	—	—	499	—	—
Proceeds from disposal of equity interest in affiliates	—	—	—	—	1,452	—	—
Net cash provided by (used in) investing activities	—	23	(1)	(5)	1,743	99	641
Cash flows from financing activities:
Proceeds from exercise of stock options	—	—	—	—	339	13	84
Borrowings from related parties controlled by Shanda	—	—	—	—	5,847	4,631	30,000
Net cash provided by financing activities	—	—	—	—	6,186	4,644	30,084
Effect of exchange rate changes on cash and cash equivalents	7	20	12	1,044	(10)	32	882
Net increase (decrease) in cash and cash equivalents	1,607	(272)	(208)	(384)	2,709	3,318	22,686
Cash and cash equivalents, beginning of period	2,773	8,178	7,906	50,250	1,671	4,380	27,180
Cash and cash equivalents, end of period	4,380	7,906	7,698	49,866	4,380	7,698	49,866

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